Exhibit 99.1

Ohmyhome Announces Signing of Memorandum of Understanding With Ohmyhome Property Inc. to officially expand into the Philippines Market

●	Partnership provides access to the trillion-pesos Philippines real estate market that is growing at an annual pace of 7.6% and direct access to over 80,000 properties by more than 150 developers
●	Company’s technology infrastructure will unlock tremendous growth opportunities between both entities

Singapore, May 15, 2023 — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”, “the Company”) and Ohmyhome Property Inc. (“Ohmyhome Philippines”) are pleased to announce the signing of a Memorandum of Understanding (MOU) of a strategic investment by Ohmyhome Ltd. into Ohmyhome Property Inc.’s Philippines operations, marking Ohmyhome’s plan of expanding in the large and growing Philippines market.

“Philippines has always been a great market for property transactions. The quality of developers and their projects have improved significantly over the decades, and the country’s economy has seen a strong rebound from COVID with a flourishing digital economy,” said Rhonda Wong, Chief Executive Officer “Many companies have set up their Business Process Outsourcing (BPO) and technology teams here, creating job opportunities and income for families. The growing Overseas Filipino Workers (OFWs) have also been a strong pillar of growth of the real estate industry. We believe that there are ample opportunities for a data-driven technology platform like us to help homebuyers, home sellers, and developers transact their properties.” added Ms. Wong.

Philippines as a Southeast Asia Growth Opportunity

The company’s move into the Philippines market provides robust business growth opportunities. With a record pace of 7.6% in 2022, Philippines is amongst the world’s fastest growing emerging markets according to S&P Global. The population growth remains one of the strongest in Southeast Asia with a fertility rate of 2.78 in 2020, and the median age of 25.3 years as compared to 41.8 of Singapore and 38.1 of United States. The Philippines is also a country with one of the highest English-speaking populations in Southeast Asia, making it ripe for international businesses.

Overseas Filipino Workers (OFWs) are also increasingly contributing to the economy and the housing market in the Philippines. The total number of OFWs was estimated at 1.83 million in 2021, up by 3% compared to 2020. Total personal cash remittances grew 3.6% to USD 36.14 billion in 2022, accounting for 8.9% of the Philippines’ gross domestic product. The robust inward remittances reflected the increasing demand for OFWs amid the reopening of economies, and also presents great opportunities for families to upgrade their homes back in the Philippines.

“Ohmyhome’s vision is to be the most trusted and comprehensive property solution for everyone, and the Philippines currently lacks a platform that provides exceptional customer service that Ohmyhome is providing to our customers in the Singapore market,” said Herzon Garland, Founder of Ohmyhome Property Inc. “We believe that with this collaboration, we will be able to provide first class service to our customer base and bring the best Philippines properties to Filipinos here and around the globe.”

Strategic Partnership Provides Synergies

The core component of the collaboration and integration between Ohmyhome and Ohmyhome Philippines, will bring core technologies of Ohmyhome in closing transactions and its MATCH algorithm to complement Ohmyhome Philippines operations in property transactions. Additionally, the partnership will provide resources on both sides to allow for the ease of cross-border property transactions.

The integration of Ohmyhome Philippines’ huge portfolio of properties and units will allow interested buyers and investors of Philippines properties to select from a wide range of units that fit their needs and will be serviced by a dedicated team that works across Singapore, Malaysia, and the Philippines. myElite.pro, an exclusive members-only property network developed by Ohmyhome Philippines for salespersons and referral partners in the Philippines and beyond, could also potentially be deployed in other geographies to partner with trustworthy licensed salespersons and referral partners to serve both homebuyers and sellers who can access all information and services from a single platform on their fingertips.

“This MOU further solidifies our position as the go-to platform for property seekers and sellers to come. We hope to be able to bring our solutions to the millions of families in Southeast Asia, and bring speed, ease, and reliability to property related services in the region.” commented Race Wong, Chief Operating Officer.

The agreement will allow the Company to service the thousands of homeowners and homebuyers across Singapore, Malaysia, and the Philippines as a united team and a dedicated platform that ensures quality services and acts in the best interest of customers.

About Ohmyhome Property Inc.

Originally established by a few business partners who believed in similar visions of the founders of the Company, Ohmyhome Property Inc. was established to expand Ohmyhome’s branding and building partnerships in the Philippines and was provided with Ohmyhome’s branding and the support of web and mobile platforms.

Within a short span of 3 years since its inception, Ohmyhome Philippines has grown the brand into one of the leading property platforms in the Philippines. The business team has also secured partnerships with more than 150 developers with over 80,000 properties for customers to choose from. Ohmyhome Philippines has since become the platform with the largest and most comprehensive property inventory in the nation.

Separately, to leverage on the strong social networks of Filipinos across the country and globally, Ohmyhome Philippines has developed and launched in 2022 myElite.pro with close to 5,000 verified members. myElite.pro is a members-only property network where verified referral partners and salespersons are able to access the most comprehensive property inventory in the Philippines and refer buyers to the network and earn incentives upon successful close. This taps onto the informal network of Filipinos across the country and the world and allows clients to be served by verified partnering salespersons everywhere without incurring additional headcount.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services for buying, selling, renting, and renovating homes. Since its launch in 2016, Ohmyhome has transacted over 13,100 properties. It is also the highest rated property transaction platform with more than 8,000 genuine reviews with an average rating of 4.9 out of 5 stars.

Today, Ohmyhome is the first Singaporean company listed in the US in 2023 and the first women-only founded Proptech company listed in the US.

Ohmyhome is dedicated to bringing speed, ease, and reliability to the property-related services, and to become the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward- looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information

Investor Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 10th Floor

New York, NY 10020 USA

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Visit Investor Relation website: ir.ohmyhome.com